Exhibit 99.1

SOPHiA GENETICS Reports Strong Traction in the Launch Phase of its DEEP-Lung-IV Multimodal Clinical Study

Study leverages deep learning-enabled analysis of the aggregation of real-world multimodal data to validate predictive signatures associated with response to immunotherapy and prognosis of patients with stage IV non-small cell lung cancer

Since study launch, 12 sites across 5 countries have already signed up for participation

BOSTON and LAUSANNE, Switzerland, January 11, 2021 — SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a global data pooling and knowledge sharing platform that advances data-driven medicine, announced today strong traction in the launch phase of their DEEP-Lung-IV clinical study (NCT04994795). Since officially launching last month, 12 sites across 5 countries have already signed up for participation in the study.

Despite the clinical promise of immunotherapy, significant challenges remain as the majority of non-small cell lung cancer (NSCLC) patients fail to respond to immune checkpoint inhibitors. Today, PD-L1 is the only standard predictive biomarker for immune checkpoint inhibitor efficacy, however it remains a very suboptimal biomarker with several well-characterized issues limiting its clinical utility. Thus, there is an urgent need to discover new predictive biomarkers of response to immunotherapy. SOPHiA GENETICS’ DEEP-Lung-IV clinical study leverages deep learning-enabled analysis of the aggregation of real-world multimodal data (including genomics, radiomics and clinical data) to identify and validate predictive signatures associated with response to immunotherapy and prognosis of patients with metastatic (stage IV) NSCLC. Such signatures could help identify patients that are likely to benefit from immunotherapy versus those that are not, as well as stratify patients according to risk, helping clinicians make more informed therapeutic decisions for their patients and supporting biopharma to ensure the right patients are selected for clinical trials.

The 12 initial sites that have signed up for participation in the study include Carbone Comprehensive Cancer Center at University of Wisconsin and Holden Comprehensive Cancer Center at University of Iowa Health Care in the US, Assistance Publique-Hôpitaux de Paris and Hospices Civils de Lyon in France, Leipzig University in Germany, Sunnybrook Health Sciences Center in Toronto, Canada, and Shaare Zedek Medical Center in Jerusalem, Israel, among others. Together, these sites are projected to contribute over 2,000 of the 4,000 total patients targeted for enrollment over the course of the study. An additional 10 sites are lined up for onboarding in the first quarter of 2022, with more expected candidates to follow.

“We are very pleased with the strong traction since launching our DEEP-Lung-IV multimodal clinical study. The positive reception from the participating sites highlights the high interest in unlocking the predictive potential of multimodal health data sets through large-scale real-world studies” said Dr. Jurgi Camblong, Co-founder and Chief Executive Officer at SOPHiA GENETICS. “We very much look forward to further accelerating this momentum in the first months of 2022.”

To learn more about the DEEP-Lung-IV clinical study, visit https://clinicaltrials.gov/ct2/show/NCT04994795.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

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Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com